Exhibit 99.(d)(v)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 1st day of February, 2008 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Trust with respect to the Georgia Series, Pennsylvania Series and Lord Abbett Intermediate Tax-Free Fund (formerly Lord Abbett Insured Intermediate Tax-Free Fund) (each a “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.    With respect to each of the Georgia Series and Pennsylvania Series, Lord Abbett agrees to bear directly and/or reimburse each Fund for expenses if and to the extent that Total Operating Expenses (excluding interest and related expenses associated with the Fund’s investments in residual interest bonds) exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, F, and P shares, as relevant, for the time period set forth in paragraph 3 below.  The applicable rates for each Fund are shown below:

Class A	Class F	Class P
0.95%	0.70%	1.05%

2.             With respect to the Lord Abbett Intermediate Tax-Free Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses (excluding interest and related expenses associated with the Fund’s investments in residual interest bonds) exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, and P shares, as relevant, for the time period set forth in paragraph 3 below.  The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class P
0.25%	1.00%	1.00%	0.10%	0.45%

3.             Lord Abbett’s commitments described in paragraphs 1 and 2 will be effective from February 1, 2008 through January 31, 2009.

IN WITNESS WHEREOF, Lord Abbett and Lord Abbett Municipal Income Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, as of the day and year first above written.

LORD ABBETT MUNICIPAL INCOME TRUST

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel